Filed by WPS Resources Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: WPS Resources Corporation
Commission File Number: 1-11337

The following documents are being filed as part of this filing:

Document 1 - Presentation to Leaders
Document 2 - News Release
Document 3 - Memo to Employees
Document 4 - Employee Questions and Answers



NewCo Organizational Structure

Presentation to Leaders

October 9, 2006



Three Burning Questions

1. Will I continue to have a job?

2. If I do, where do I fit into NewCo's organization?

3. What else do these changes mean for me?




Today We *Begin* to Answer These Questions

Organizational design process still underway

- All positions not yet identified

- Some leaders appointed

- Others yet to be appointed

- Following defined process to place qualified employees from both companies

- Nothing happens immediately, and only if merger is approved by regulators and shareholders



NewCo Organizational Structure

You'll see:

- Completely different structure

- Promotes integration of both companies

- Draws leadership from both companies

- Existing functions in new places, and some completely new functions

- New titles and new service descriptions

- New faces in existing roles, and familiar faces in new roles



NewCo Organizational Structure

You won't see…

- <u>All</u> the answers
- All the positions filled
- New opportunities yet to be created

Remember:

- We're working through this together
- Looking through both organizations to find the best talent

 

NewCo Organizational Structure Overview

1. The Holding Company

2. The Operating Companies

3. The Services Group



Why This Design?

- Establishes small holding company

- Facilitates long-term growth and expansion

- Aligns with business strategy and focus on operational excellence and customer service

- Streamlines our businesses and corporate organization

- Simplifies communication and coordination

- Accommodates regulatory requirements

- Provides separation between our regulated and non-regulated entities

- Flexible and adaptable to changing business environment.



NewCo Organizational Structure Presentation

10,000 Foot



5,000 Foot



Ground Level




Holding Company Structure:
10,000 Foot View

Oversees and manages entire organization

- Interact with the Board of Directors

- Take the new name

- Listed on NYSE




Holding Company Structure: 10,000 Foot View



President and Chief Executive Officer

Larry Weyers

- Senior Vice President and Chief Financial Officer
- Corporate Secretary and Chief Governance Officer
- Senior Vice President and Chief Human Resource Officer
- Executive Vice President and Chief Development Officer




Holding Company Structure:
5,000 Foot View

The Holding Company will manage:

- Overall Financial Operations

- Strategic Human Resources

- Corporate Governance

- Corporate Development

- Strategic Planning




Holding Company Structure: 5,000 Foot View

President and Chief Executive Officer

Larry Weyers

Senior Vice President and Chief Financial Officer

Corporate Secretary and Chief Governance Officer

Senior Vice President and Chief Human Resource Officer

Executive Vice President and Chief Development Officer

Vice President and Treasurer

Vice President, Development

Vice President, Legal Services and Chief Compliance Officer

Vice President and Corporate Controller

Director, Strategic Planning

Vice President., Human Resource Services

Vice President, Investor Relations

Director, Business Performance

Vice President, Financial and Accounting Services

Vice President, Risk Management Services

 *These shaded units report on a solid-line basis to the President of the Services Company*

12

 

The Holding Company Name?

Name is being finalized

- Will be announced very soon

- Branding platform also underway

- Will apply *only* to holding company

- Regulated subsidiaries will retain current names and brand identities

- New non-regulated company name will complement Holding Company name




Operating Companies Structure: 10,000 Foot View

Four operational groups report to Holding Company

1. Peoples Energy Production

2. NewCo Gas Group

3. Wisconsin Public Service Corporation

4. NewCo Non-Regulated Group



Operating Companies Structure: 10,000 Foot View





President and Chief Executive Officer
Larry Weyers
President, Peoples Energy Production
President and Chief Operating Officer, NewCo Gas Group
President of Wisconsin Public Service Corporation
President, NewCo Non-Regulated

 

Operating Companies Structure: 5,000 Foot View

1. Peoples Energy Production

   ▪ Concentrates on acquiring proven, onshore reserves (primarily natural gas)

2. NewCo Gas Group

   ▪ Peoples Gas

   ▪ North Shore Gas

   ▪ Minnesota Energy Resources Group

   ▪ Michigan Gas Utilities Corporation

   ▪ Gas Services

   ▪ Customer Relations




Operating Companies Structure: 5,000 Foot View

3. Wisconsin Public Service Corporation

- Upper Peninsula Power Company (UPPCO)

- Energy Supply Generation

- Energy Delivery

- Fuels Management

- Generation Planning

- Energy Supply & Control

- Transmission

- Major Projects




Operating Companies Structure: 5,000 Foot View

4. NewCo Non-Regulated Group

- WPS Energy Services (ESI)

- Peoples Energy Services Corp (PES)

- Peoples Energy Resources Corp (PER)



Operating Companies Structure: 5,000 Foot View



President and Chief Executive Officer
Larry Weyers
President, Peoples Energy Production
President and Chief Operating Officer, NewCo Gas Group
President of Wisconsin Public Service Corp.
President, NewCo Non-Regulated
President, Peoples Gas
Vice President, Gas Services
President, North Shore Gas
Vice President, Customer Relations
President, Minnesota Energy Resources Corp
President, Michigan Gas Utilities Corp
Vice President, Energy Supply (Generation)
Vice President, Major Projects
Senior Vice President, Energy Delivery
Director, Energy Supply and Control
Vice President, Transmission
Director, Fuels Management
Director, Generation Planning




The Services Group Structure:
10,000 Foot View

Divided into two main areas

- The Services Company (ServCo LLC)

- External Affairs





The Services Group Structure: 10,000 Foot View



President and Chief Executive Officer
Larry Weyers
Executive Vice President, External Affairs
President, Services Company (ServCo LLC)




The Services Group Structure: 5,000 Foot View

The Services Company

- Risk Management
- Finance & Accounting
- Human Resources
- Legal Services and Compliance
- Information Technology
- Supply Chain Services
- Environmental Services
- Administrative Services

External Affairs Group

- Regulatory Affairs
- Government Relations & Community Affairs
- Corporate Communications




The Services Group Structure: 5,000 Foot View

President and Chief Executive Officer

Larry Weyers

Executive Vice President, External Affairs

Vice President, Regulatory Affairs

Vice President, Government Relations and Community Affairs

Director, Corporate Communications

President, Services Company (ServCo LLC)

Vice President, Risk Management Services

Vice President, Finance and Accounting Services

Vice President, Human Resource Services

Vice President, Legal Services and Chief Compliance Officer

Vice President and Chief Information Officer

Director, Supply Chain Services

Director, Environmental Services

Director, Administration Services


These shaded units report on a solid-line basis to the President of the Services Company

 

Introducing NewCo Leadership

The Ground Level View




NewCo Leadership
Ground Level View

Structure

- Level 1: CEO & President

- Level 2: My direct reports

- Level 3: Their direct reports

Defined as of today

- Level 2 leaders

- *Some* Level 3 leaders



Leaders: Holding Company Ground View



President and Chief Executive Officer

Larry Weyers

Senior Vice President and Chief Financial Officer

Joe O'Leary

Vice President and Treasurer

- Financing and Banking Relationships
- M&A Support
- Venture Investing
- Financial Planning and Analysis
- Pension Investment

Vice President and Corporate Controller

- Corporate Accounting Issues, Policies, Standards, and Research
- External Financial Reporting/Compliance
- Holding Company Financial Control

Vice President, Investor Relations

Vice President, Financial and Accounting Services

Vice President, Risk Management Services

Corporate Secretary and Chief Governance Officer

Peter Kauffman

- Corporate Secretary Services
- Governance Support

Vice President, Legal Services and Chief Compliance Officer

Senior Vice President and Chief Human Resource Officer

Bud Treml

- Corporate HR strategies, policies and standards
- Executive Compensation and Benefits
- Talent Management
- Diversity/Inclusion Programs
- Organization Development
- Governance Support

Vice President., Human Resource Services

Executive Vice President and Chief Development Officer

Phil Mikulsky

Vice President, Development

Boris Brevnov

- Acquisition Search and Analysis
- Negotiations Support and Due Diligence Coordination
- Strategic Alliances and Joint Ventures
- Asset Analysis and Divestiture

Director, Strategic Planning

- Strategic Planning Stewardship
- Strategic Studies/Decision Support
- Competitive Research/Analysis
- Capital/ O&M Budgeting Alignment

Director, Business Performance

- Performance Accountability System
- Project Management and Support
- Synergy Capture
- Competitive Excellence
- Project Support Office
- Business Analysis and Decision Support

These shaded units report on a solid-line basis to the President of the Services Company.



Leaders: Operating Companies Ground View



President and Chief Executive Officer

Larry Weyers

President, Peoples Energy Production

Steve Nance

President and Chief Operating Officer, NewCo Gas Group

Larry Borgard

President of Wisconsin Public Service Corp.

Charlie Schrock

President, NewCo Non-Regulated

Mark Radtke

- Portfolio Management (Planning)
- Physical Asset Operations
- Gas Trading
- Power Trading
- Power Operations
- Embedded Support and Matrix Services
- Retail Energy Marketing
- Wholesale Energy Marketing
- Power Generation
- Asset Development
- NGL Business

President, Peoples Gas

Desiree Rogers

- Gas Distribution

President, North Shore Gas

Desiree Rogers

- Gas Distribution

President, Minnesota Energy Resources Corp

Chuck Cloninger

- Gas Distribution

President, Michigan Gas Utilities Corp

Gary Erickson

- Gas Distribution

Vice President, Gas Services

- Gas Engineering
- Gas Projects
- Meter Shop and Testing
- Gas Supply
- Gas Control

Vice President, Customer Relations

- Sales Forecasting
- Market, Product and Sales Planning
- Customer Billing and Cash Remittance/Bill Processing
- Credit and Collections
- Customer Research
- Advertising and Promotions
- Meter Reading
- Account Management and Support
- Call Center Operations (customer Inquiry)
- Customer Communications

Vice President, Energy Supply (Generation)

Terry Jensky

- Plant Managers
- Generation Support
- Nuclear Oversight
- Environmental Compliance

Senior Vice President, Energy Delivery

Barb Nick

- Electric Distribution System Planning
- Electric Distribution Operations
- Electric Transmission Operations
- Customer Relations
- Upper Peninsula Power Co.
- Gas Distribution
- Supply and Wholesale Services

Director, Fuels Management

Karen Kollmann

Vice President, Major Projects

Dave Harpole

- Energy Supply Projects (e.g., New Power Plants)
- Energy Delivery Projects (e.g., Substation Projects)

Director, Energy Supply and Control

Paul Spicer

- Electric Supply and Control

Vice President, Transmission

Bill Bourbonnais

- MISO Coordination
- American Transmission Co. (Coordination)

Director, Generation Planning

Tom Smies

- Load Forecasting
- Supply Planning



Leaders: Services Group Ground View



President and Chief Executive Officer

L. Weyers

Executive Vice President, External Affairs

Tom Meinz

President, Services Company (ServCo LLC)

Tom Nardi

Vice President, Regulatory Affairs

Jim Schott

- Regulatory Policy and Analysis
- Rate Case Preparation
- Regulatory Services

Vice President, Government Relations and Community Affairs

Rod Sierra

- Policy Development
- Lobbying
- Community and Economic Development
- State and Federal Relations

Director, Corporate Communications

- Public Affairs
- Communication Strategies/Support
- Corporate Advertising

Vice President, Risk Management Services

- SOX Compliance and Reporting
- Risk Assessment
- Audit Services
- Trading Risk Management

Vice President, Finance and Accounting Services

- Accounts Payable
- Property Accounting
- GL and Corporate Accounting
- Trust Funds and Benefits Accounting
- Tax Services
- Rates and Budgeting
- Cash Management
- ServCo Accounting Allocations

Vice President, Human Resource Services

- Compensation and Benefits
- Learning and Development
- Labor Relations and Safety
- Employee Relations and Communications
- Recruiting and Staffing
- HRI Systems
- Medical, Health and Wellness Services
- Payroll

Vice President, Legal Services and Chief Compliance Officer

Barth Wolf

- Legal Services
- Litigation Coordination
- Contracts Administration/Support
- Legal Counsel to Executive Management
- Insurance and Claims
- Legal Compliance

Vice President and Chief Information Officer

- Applications Development
- Computer Operations
- Information Services
- Applied and Emerging Technology
- Telecommunications and Network Support
- Database Administration and Security

Director, Supply Chain Services

- Procurement (Buyers)
- Material Handling/Logistics
- Materials Management
- Investment Recovery
- Supply Chain Systems

Director, Environmental Services

- Permitting and Licensing
- Air and Water Programs
- Environmental Compliance
- Remediation and Solid Waste

Director, Administration Services

- Office Services
- Real Estate
- Printing Services
- Security and Facilities

 *These shaded units report on a solid-line basis to the President of the Services Company.*



NewCo Leader Selection

Six-step assessment and selection process

- Mandatory process to fill all available positions

- No exceptions

- <u>All</u> eligible candidates from both companies considered

- Process to be used to fill <u>all</u> positions moving forward

- More details about the process coming



Assessment & Selection Timeline

PE❀PLES ENERGY

Key Steps	Week Beginning												
	Sept	October				November				December			
	25	2	9	16	23	6	13	20	27	4	11	18	25

1. Announce NewCo organization, including Level 2 appointments

   ▪ Announce approach and timing for staffing the balance of the organization

   This timeline assumes a December 31 close. Steps 5-8 would initiate once there is a reasonable assurance of favorable decisions by the regulators (especially ICC and SEC)

2. Prepare position summaries for Level 3 organization

3. Conduct Peer Review of Level 3 candidates

4. Identify candidates for each Level 3 position

5. Evaluate and select Level 3 executives

6. Conduct adverse impact review

7. Offer positions and conduct conversations with non-selectees

8. Announce selections

━━━ *Continuous Activity*   ▪ ▪ ▪ *Intermittent Activity*   ▲ *Event/Announcement*



What's Next?

Nothing changes until the merger is completed

- All employees remain in current positions

- Busiest season ahead for gas utilities

- Maintain focus on our customers



When Changes *Do* Happen

When Transaction Approved

- Begin transitioning to the NewCo Organizational structure

- New leaders assume their positions

- Two companies begin operating as one

- Systems and processes merged

- Functions streamlined as quickly as possible to achieve operational efficiencies



Will My People Or I Be Affected?

Who will be impacted?

- Some people will experience a lot of change

- Some people will experience very little

What is the company doing to help?

- Appropriate services will be provided to ease the transition for people impacted because of the merger

- Special Severance

- Outplacement

- Cobra




Building Our New Company

We are working together

- WPS Resources and Peoples Energy both contributing

- Systematically creating a new organization

- Hitting all milestones as promised

- Impressive coordination and cooperation



In the Months Ahead

Challenges lie ahead

- Can be difficult to maintain focus during uncertainty

Our commitment to you

- Continue sharing information regularly

What we need from employees

- Participate in the process
- Seek out information
- Share your ideas



NewCo Organizational Structure

Questions & Discussion



What's Next Today

- Talking points and organizational charts are available
  - Leaders packet emailed from
    - Jody Trost (WPS)
    - Elizabeth Castro (Peoples)
  - Packet contains
    - Announcement memo
    - Leadership talking points
    - Org charts
    - Q&A
    - Press release
- E-mail to all employees
  - Announcement memo
  - Org charts
- Posted on PowerNet and Peoples Net



Meet With Employees and
Share Their Feedback With Us

- Meet with employees to review the announcement

  - Assure them the process to successfully combine the two companies is moving forward

  - Address their questions

- We need your feedback

  - How did your meetings go?

  - What questions did you get?

  - Email by Wednesday to:

    - ➢ Suzan Murray (WPS)

    - ➢ Kathy Donofrio (Peoples)

 

News Release

WPS Resources and Peoples Energy Announce Organizational Structure and Senior Leadership for Proposed Combined Company

New Organizational Structure Is Designed to Promote Customer Service, Efficiency and Growth, and Combines Best Features of Both Companies

Green Bay, WI, and Chicago, October 9, 2006 -- WPS Resources Corporation (NYSE: WPS) and Peoples Energy Corporation (NYSE: PGL) today announced the organizational structure for the proposed combined company and the managers who will fill top positions. The companies announced the signing of a definitive merger agreement on July 10, 2006, and expect the transaction to close in the first calendar quarter of 2007, subject to necessary regulatory and shareholder approvals.

"Joining WPS Resources and Peoples Energy presents an opportunity to create a structure that is best-positioned to serve customers, facilitate the full integration of the two companies and their cultures, operate more efficiently and effectively, and promote our long-term growth strategy," said Larry L. Weyers, 61, chairman, president, and CEO of WPS Resources and president and CEO of the new company.

"The structure we developed marks an important milestone in preparing to combine the two organizations. It paves the way to create a stronger and more competitive Midwest-based diversified energy company and also indicates that our integration program is proceeding as planned. Drawing from the talents of both companies, we have identified leaders for the senior level positions of the new company and created a process for naming the personnel below them," Weyers added.

Organizational Design

The organizational structure for the new company is built around three distinct entities: the holding company, the operating companies, and a services group that will provide support services to the holding company and operating companies.

The Holding Company will oversee the entire organization, take the new name, and be listed on the New York Stock Exchange.

The Operating Companies, which will compose four operational groups and will deliver services to WPS Resources' and Peoples Energy's customers. The operational groups are:

- **Peoples Energy Production**, which will acquire onshore reserves, primarily natural gas, with upside potential in a limited number of strategic basins.

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- **The NewCo Gas Group**, including Peoples Gas, North Shore Gas, Minnesota Energy Resources Corp., and Michigan Gas Utilities Corporation. Other functions within this subsidiary include gas services and customer relations.

- **Wisconsin Public Service Corporation (WPSC)**, including Upper Peninsula Power Company (UPPCO) and the following functional areas: energy supply generation, energy delivery, fuels management, generation planning, energy supply and control, transmission and major projects.

- **The NewCo Non-Regulated Group**, including WPS Energy Services, Inc., Peoples Energy Services Corp., and Peoples Energy Resources Corp.

Finally, the new services group comprises the services company, ServCo LLC, which will provide central support services such as human resources, finance, and legal to the subsidiaries and to the holding company; and the external affairs group, which will oversee regulatory, government relations and community affairs, and corporate communications.

Leaders Named to Manage Combined Company

Weyers also identified many of the combined company's senior leaders, who will manage the new company after the transaction closes. He noted that the process of identifying the new company's leaders is ongoing, and many appointments remain to be made in the months ahead.

The managers named as part of today's announcement include:

Holding Company:
 Senior Vice President and Chief Financial Officer: Joe O'Leary, 51
 Corporate Secretary and Chief Governance Office: Peter Kauffman, 60
 Senior Vice President and Chief Human Resources Officer: Bud Treml, 57
 Executive Vice President and Chief Development Officer: Phil Mikulsky, 58

Operating Companies:
 President, Peoples Energy Production: Steve Nance, 49
 President and Chief Operating Officer: NewCo Gas Group: Larry Borgard, 44
 President of Wisconsin Public Service Corporation: Charlie Schrock, 53
 President, NewCo Non-Regulated: Mark Radtke, 45
 President, Peoples Gas; and President, North Shore Gas: Desiree Rogers, 46
 President, Minnesota Energy Resources Corp.: Chuck Cloninger, 48
 President, Michigan Gas Utilities Corp.: Gary Erickson, 64

Services Group:
 Executive Vice President, External Affairs: Tom Meinz, 59
 President, Service Company (ServCo LLC): Tom Nardi, 52
 Vice President, Government Relations and Community Affairs: Rod Sierra, 46
 Vice President, Regulatory Affairs: Jim Schott, 49

Following the close of the transaction, James R. Boris, 61, the current lead director for Peoples Energy, will serve as non-executive chairman of the board. Thomas M. Patrick, 60, chairman, president and CEO of Peoples Energy, earlier this year announced his intention to retire once the transaction is completed.

About WPS Resources Corporation

WPS Resources (NYSE: WPS), based in Green Bay, Wisconsin, is a holding company with five major subsidiaries providing electric and natural gas energy and related services in both regulated and non-regulated energy markets. Its largest subsidiary is Wisconsin Public Service Corporation, a regulated electric and natural gas utility serving northeastern Wisconsin and a portion of Michigan's Upper Peninsula. Wisconsin Public Service serves more than 425,000 electric customers and 308,000 natural gas customers. Another subsidiary, Upper Peninsula Power Company, is a regulated electric utility that serves approximately 52,000 electric customers in Michigan's Upper Peninsula. Michigan Gas Utilities Corporation is a regulated natural gas utility serving 161,000 customers in lower Michigan. Minnesota Energy Services Corporation is a regulated natural gas utility serving more than 200,000 customers throughout Minnesota.

WPS Resources' major non-regulated subsidiary consists of WPS Energy Services, Inc., a diversified non-regulated energy supply and services company serving commercial, industrial and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Illinois, Maine, Michigan, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. WPS Energy Services also owns and/or operates non-regulated electric generation facilities in Wisconsin, Maine, Pennsylvania, New York, and New Brunswick, Canada; steam production facilities in Arkansas and Oregon; and a partial interest in a synthetic fuel processing facility in Kentucky.

Visit the WPS Resources Web site at www.wpsr.com for additional information.

About Peoples Energy

Peoples Energy, (NYSE: PGL) a member of the S&P 500, is a diversified energy company consisting of three primary business segments: Gas Distribution, Oil and Gas Production, and Energy Assets & Energy Marketing. Peoples Gas and North Shore Gas, regulated utilities, deliver natural gas to about one million customers in the City of Chicago and 54 communities in northeastern Illinois. The company's non-utility businesses include Peoples Energy Services (PESC) and Peoples Energy Production (PEP). PESC, launched in 1996, serves more than 25,000 customers. PESC provides a portfolio of products to manage energy needs of business, institutional and residential consumers in today's volatile and complex energy market. The company recently won approval to offer services in Michigan, Ohio and New York. PEP, founded in 1998, is primarily focused on acquiring proven, onshore reserves with upside potential in a limited number of strategic supply basins. Value is then added through drilling programs, production enhancements and reservoir optimization. The company's acquisition and drilling efforts are primarily focused on natural gas. Visit the Peoples Energy website at www.peoplesenergy.com

-- MORE --

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this press release are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

#

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy

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statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For More Information, Contact:

For WPS Resources Corporation:

Kerry Spees (Media)
Corporate Communications Leader
(800) 977 2250

Donna M. Sheedy (Investor Relations)
Manager, Investor Relations
(920) 433-1857

For Peoples Energy:

Rod Sierra (Media)
Vice President, Communications and Government Relations
(312) 240-4567

Douglas Ruschau (Investor Relations)
Vice President, Finance and Treasurer
(312) 240-3818

///END///

Date: October 9, 2006

To: WPS Resources and Peoples Energy Employees:

From: Larry Weyers

Subject: <u>**Presenting the NewCo Organizational Structure**</u>

On behalf of the Transition Committee, I am pleased to announce the organizational structure for the proposed new company that will be created, pending necessary approvals, when the WPS/Peoples Energy merger is completed; and also to explain the principles that the Committee followed in designing the new organization.

At the outset, I recognize that everyone wants to know where their function and position fits into the new company. Because the organizational design process will take several months to complete, we don't have *all* the positions identified, but we have identified leaders who will hold many of them.

For that reason, and consistent with my commitment to provide information to you on a timely basis, we are unveiling NewCo's structure and many of the key positions to address your questions and concerns.

We welcome your questions and I will update you periodically as we continue this important staffing process in the months ahead.

Completely New Structure

It's important for everyone to understand that NewCo's organizational structure will be completely different from that of either WPS Resources or Peoples Energy.

Our goal has been to create a new entity, one that creates a new, efficient and effective organization that best meets the needs of all our customers, both regulated and non-regulated, in all of our locations.

In addition, we wanted the new structure to promote full integration of the two companies and their cultures. Our staffing plan draws from the leadership talents of both companies.

This means that the various functions of the new organization may fall under a new area, have new names or new service descriptions. In addition, you may find that current leaders will take on a new role in a different part of the organization or that a new leader has been selected to run an existing part of the new organization.

Don't Forget the Big Picture

We realize that it may be confusing and disconcerting as you try to figure out where you fit into the overall organization. But remember: This is a process that is affecting all of us. When completed, NewCo – with its broadened range of services and geographic reach – will create many new opportunities, some of which you may be asked to help us define.

I can tell you without hesitation that we will be looking throughout both organizations for the right people who are best qualified to fill those positions so we can continue to serve the needs of all our stakeholders: employees, customers, and shareholders.

How NewCo's Organizational Structure Was Developed

To recommend the best way to integrate the operations of WPS and Peoples Energy into a single, successful organization, the Transition Committee's Organizational Design (OD) Team looked at both companies' current structures and researched how other companies are set up.

The final decision was to build the NewCo organizational structure around three distinct entities, each of which has a particular focus:

1. **The holding company** will oversee and manage the entire organization. It is the holding company that will interact with the board, take the new name and be the public company listed on the New York Stock Exchange.

2. **The operating companies** deliver services to our customers and compose four operational groups that are described in further detail below.
.
3. **The services group**, which is divided into two main areas – the services company (ServCo LLC), and the external affairs group.

Although it seems complex at first glance, the OD team selected this structure because it met specific criteria. The new organizational model:

- Facilitates greater synergy among all parts of the organization by combining similar services;
- Increases the speed, and ease of implementation, while decreasing the costs;
- Makes it easier to provide cost allocation information to regulators and government officials;
- Clarifies organizational roles and accountabilities and establishes clear P&L accountability;

- Promotes efficient and effective organizational performance because, in most cases, operational services will be closer to their operating units, and nearly all similar services will be combined;
- Aligns with the overall corporate strategy of growth through acquisition; and,
- Promotes customer focus and operational excellence by elevating the customer relations function in the gas business, and keeping the operational support functions close to the responsible executives.

In More Detail: NewCo's Organizational Structure

To help you better understand the specific functions that fall within each part of the new company, here is an overview of each area:

Holding Company

The new Holding Company will manage the overall financial operations of the company, human resources, corporate governance, and corporate development and strategic planning.

We are in the process of finalizing a name for the Holding Company, which we will announce soon. We are also developing a branding platform, including logo and graphics for the holding company, which we will share as it is developed.

Note: The new name will apply *only* to the holding company. The utility companies will retain their current names and brand identity, and the new non-regulated company will take a name that is complementary to the holding company name (See Operating Companies section below).

The Operating Companies

There will be four operational groups reporting to the Holding Company:

1. **Peoples Energy Production**: concentrates on acquiring proven, onshore reserves – primarily natural gas – with upside potential in a limited number of strategic basins.

2. **NewCo Gas Group**: including Peoples Gas, North Shore Gas, Minnesota Energy Resources Corp, and Michigan Gas Utilities Corp. Other functions within this subsidiary include Gas Services and Customer Relations;

3. **Wisconsin Public Service Corporation** including Upper Peninsula Power Co. and the following functional areas -- Energy Supply Generation, Energy Delivery, Fuels Management, Generation Planning, Energy Supply & Control, Transmission, and Major Projects. WPSC will remain an integrated electric and natural-gas provider because there are more synergies to be gained this way than if it were separated.

4. **NewCo Non-Regulated Group:** including WPS Energy Services, Inc. (ESI), Peoples Energy Services Corp (PES), and Peoples Energy Resources Corp. (PER).

As I mentioned above, each regulated subsidiary and Peoples Energy Production will retain its current name and brand identity. We made this decision because we want to make it very clear to our customers that they will continue to receive the services from the people they know and trust.

<u>The Services Group</u>

This group provides the infrastructure and central support services to the entire organization, including the operating company and the four operational groups.

The Service Company (ServCo LLC) includes risk management, finance and accounting, human resources, legal, IT, as well as supply chain, environmental and administrative services; and the External Affairs Group includes regulatory affairs, government relations and community affairs, and corporate communications.

Introducing NewCo Leadership

As defined by the OD team, Level 1 is the President and CEO; Level 2 includes my direct reports; and Level 3 leaders report to them. As of today, we have defined the Level 2 leaders and several of the Level 3 leaders. Over the next few months, they will work through a process to complete the Level 3 staffing and then staff Level 4 and beyond.

The leaders announced today were selected through a six-step assessment and selection process developed by my team and me, with support from Human Resources leaders from both companies, and the HR Horizontal Support Team.

Moving forward, every position across the new organization will be filled using this process to ensure all eligible candidates are considered from both organizations. There will be no exceptions. We will share more information about this process as we begin to fill positions below the Level 3 leaders described above.

For today, however, I'd like to introduce some of the leaders who have been selected to help run the NewCo organization:

The Level 2 leaders are:

Holding Company:
- Senior Vice President and Chief Financial Officer: Joe O'Leary

- Corporate Secretary and Chief Governance Officer: Peter Kauffman
- Senior Vice President and Chief Human Resources Officer: Bud Treml
- Executive Vice President and Chief Development Officer: Phil Mikulsky

Operating Companies:
- President, Peoples Energy Production: Steve Nance
- President and Chief Operating Officer: NewCo Gas Group: Larry Borgard
- President of Wisconsin Public Service Corporation: Charlie Schrock
- President, NewCo Non-Regulated: Mark Radtke

Services Group:
- Executive Vice President, External Affairs: Tom Meinz
- President, Service Company (ServCo LLC): Tom Nardi

The Level 3 leaders that have been selected to date include:

Holding Company:
- Vice President, Development: Boris Brevnov

Operating Companies:
- President, Peoples Gas; and President, North Shore Gas: Desiree Rogers
- President, Minnesota Energy Resources Corp.: Chuck Cloninger
- President, Michigan Gas Utilities Corp.: Gary Erickson
- Vice President, Energy Supply (Generation): Terry Jensky
- Senior Vice President, Energy Delivery: Barb Nick
- Director, Fuels Management: Karen Kollman
- Vice President, Major Projects: Dave Harpole
- Director, Energy Supply and Control: Paul Spicer
- Vice President, Transmission: Bill Bourbonnais
- Director, Generation Planning: Tom Smies

Services Group (The Services Company and External Affairs):
- Vice President, Legal Services and Chief Compliance Officer, the Services Company: Barth Wolf
- Vice President, Regulatory Affairs, External Affairs: Jim Schott
- Vice President, Government Relations and Community Affairs, External Affairs: Rod Sierra

As you can see, our Level 3 leadership is not yet complete. In the coming weeks, the Level 2 leaders and I will identify and interview qualified candidates from both companies to fill these positions. We will continue to keep you updated as new information becomes available.

What's Next?

As we've said many times, until the WPS Resources/Peoples Energy transaction receives regulatory and shareholder approval and the deal closes, nothing changes. All employees will remain in their current positions, including the new leadership listed above, until the merger is finalized later this year or early next.

It is essential to remember, especially as we enter our busiest season at the gas utilities, that our primary focus until the merger is finalized is to continue delivering high-quality services to our customers.

In the meantime, we will continue developing the organizational structure and identifying and interviewing qualified candidates to fill open positions. As we move down through the organization, this process will continue even after the merger is finalized.

When Changes *Do* Happen…

Assuming the merger is approved and finalized, we will transition to the NewCo organizational structure. Our new leaders will assume their positions, and the two companies will begin operating as one. Systems and processes will be merged and functions streamlined as quickly as possible to ensure the company operates efficiently and effectively. This is the work our Integration Teams are preparing now.

At that time, some employees may experience very little change, while others will experience significant change. For those employees whose jobs are affected as a result of the merger, we will provide appropriate support services (such as the special severance plan announced recently) to ease their transition.

Let Us Build Our New Company Together

We are making every effort to build our new company together – with input from both WPS Resources and Peoples Energy. We are carefully and systematically moving forward to build the new organization, and are hitting the important milestones as promised last July.

At the same time, we understand the challenges that lie ahead, and also how difficult it can be to maintain focus when faced with uncertainty and change. Our commitment to you is to continue sharing this kind of information on a regular basis. In return, we ask that you participate in the process by continually seeking out new information, asking questions, and sharing your ideas.

For more information about the NewCo organizational structure, you can speak directly with your leader or manager. You can also access the information available on PowerNet and PeoplesNet. And you can submit questions to transition@wpsr.com or via the "Answers to Your Questions" link on PeoplesNet.

Three months into the transaction process, I am enormously pleased and impressed with the talent that resides in both organizations and the cooperation and teamwork I have seen between our two companies. It gives me great confidence in our combined future, and in our ability to create one of the country's leading energy companies.

WPS Resources and Peoples Energy
NewCo Organizational Announcement

Questions & Answers

Employee Questions

1. Q: How is the organizational structure different than the current organizational design of WPS Resources and Peoples Energy?

A: The new organizational structure was designed to integrate the operations of WPS and Peoples Energy into a single, successful organization that best meets the needs of customers, employees, shareholders and all of our stakeholders. The NewCo organizational structure is built around three distinct entities: the holding company – which will oversee and manage the entire organization; the operating companies – which are the regulated and non-regulated subsidiaries that deliver services to our customers; and the services group – which is divided into two areas, shared services – which provides support to all areas of the company and External Affairs, which oversees Regulatory, Government, Community Relations and Communications.

2. Q: What other organizational structures were considered?

A: The organizational design team worked with an outside consultant to review and consider an array of potential structures for the new company. It was determined that the one we selected would best meet the needs of our customers, employees, shareholders and all of our stakeholders.

3. Q: What was the rationale for using this structure?

A: This new structure was selected because it promotes a more efficient, effective company that will better serve customers.

- Facilitates greater synergy among all parts of the organization by combining similar services;
- Increases the speed, and ease of implementation, while decreasing the costs;
- Makes it easier to provide cost allocation information to regulators and government officials;
- Clarifies organizational roles and accountabilities and establishes clear P&L accountability;
- Promotes efficient and effective organizational performance because, in most cases, operational services will be closer to their operating units, and nearly all similar services will be combined;
- Aligns with the overall corporate strategy of growth through acquisition; and,
- Promotes customer focus and operational excellence by elevating the customer relations function in the gas business, and keeping the operational support functions close to the responsible executives.

4. Q: How did the company choose the managers it named today?

A: The leaders announced today were selected through a six-step assessment and selection process developed by Larry Weyers and his team, with support from Human Resources leaders from both companies, and the HR Horizontal Support Team.

The leaders are being drawn from the talents of both companies to ensure we integrate the operations of WPS and Peoples Energy into a single, successful organization that exceeds the needs of customers, employees, shareholders and all of our stakeholders.

Moving forward, every position across the new organization will be filled using the assessment and selection process described above to ensure all eligible candidates are considered from both organizations. There will be no exceptions. We will share more information about this process as we gradually begin to fill the remaining positions in the new company.

5. Q: The leaders you announced today seem to come mostly from WPS with only a few exceptions. Did you think it was necessary to remove some of Peoples leaders due to the criticism that the company has faced in recent years?

A: The leaders of the proposed new company are being drawn from the talents of both companies. All eligible candidates, including the leaders announced today, must go through the same job assessment and selection process. The leaders announced today were selected through this process and are the most qualified for the jobs.

6. Q: When will the rest of the people be selected for the positions on the organizational charts? Why is it taking so long?

A: We are actually moving rather quickly through this process, but we want to make sure we get it right. The remaining open positions will be filled in the coming months using the formal assessment and selection process that identifies the best qualified candidates from both companies to fill the roles we will need to achieve operational excellence in the new company.

7. Q: How will these other managers be chosen?

A: The Level 2 and Level 3 managers who were named today will begin identifying and interviewing candidates for their respective teams in the coming months using the formal assessment and selection a process that identifies the best qualified candidates from both companies to fill the roles we will need to achieve operational excellence in the new company.

8. Q: Did anyone lose their job today?

A: No. This organizational structure shows how the company will look _after_ the transaction is approved. Until that time, everyone will continue in their present roles at WPS and Peoples. In fact, we are asking all of our employees to remain committed to serving the needs of our customers as we enter our busiest season at the natural gas utilities.

9. Q: When will any layoffs be announced?

A: No jobs will be affected prior to the closing of the transaction. When the time comes to make staffing changes, the company will provide appropriate support to employees who are impacted as a result of the merger.

10. Q: Will displaced managers receive severance packages? How much are they worth?

A: The company will provide appropriate support for employees who are impacted as a result of the merger. For more details about the special severance plan that was announced last week, please go to the October 3, 2006 Transition Update posted on PowerNet and PeoplesNet. It provides more detail about the terms of the plan.

11. Q: When will non-manager employees find out if they have a job?

A: The organizational design process for the new company is ongoing and will likely continue after the two companies become one.   Therefore, it's impossible to predict when and if specific functions or jobs will be impacted. Remember: no jobs will be affected prior to the closing of the transaction. Once the transaction is approved, as changes and decisions are made, the company will act quickly to notify any employees whose jobs are affected by the integration, and will provide them appropriate support to ease their transition.

12. Q: If an employee decides to leave the company before the merger is finalized, will they get a severance package?

A: No. The special severance package that was recently announced is designed to encourage employees to remain at the company during the transition process to continue serving our customers well. The severance plan is intended for employees who leave the company involuntarily as a direct result of the WPS-Peoples Energy merger. This plan was put in place to offer appropriate assistance to employees who are affected by the merger.

13. Q: What about Union employees? Are their jobs secure?

A: As we've said previously, union employees will be treated in accordance with their individual bargaining unit agreements with the companies. Remember, despite the merger, we still have to continue serving the needs of our customers and we need the continued commitment of employees at every level in all of our businesses in order to achieve this goal.

14. Q: How many employees will have to relocate? Which functions will move?

A: It is still too early to determine exactly how many employees or what functions may be needed in the four states in which the new company will operate. It is safe to say that very few of our overall combined workforce of more than 5,000 employees will have to relocate.

15. Q: How many employees will eventually lose their job?

A: At this point, we can't say. Although some positions may be eliminated, new opportunities will also be created once our two companies combine. We are committed to identifying qualified employees from throughout both companies to fill any open positions.

16. Q: When will you announce the new Holding Company name?

A: We believe we will be ready to announce the new Holding Company name in the very near future. And, of course, we will share this information with you as soon as it is finalized. Remember, the names and brand platforms for all of the regulated utilities will remain the same. The name of the new non-regulated company that will be created as a result of the merger will take a name that is complementary to the new holding company name. .

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Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. **Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction.** A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling Investor Relations 312 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.